SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 28, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

     BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Tax ID - CNPJ/MF 02.570.688/0001 -70
Company Registry (NIRE) 53 3 0000581 8
Publicly- held Company

CALL NOTICE
EXTRAORDINARY SHAREHOLDERS’ MEETING

Brasil Telecom Participações S.A.’s (“Company”), pursuant to the legal and statutory provisions, hereby invites the shareholders to the Extraordinary Shareholders’ Meeting to be held on May 29th 2008, at 12:00 p.m., at the Company’s headquarters located in the city of Brasília - DF, at SIA SUL, ASP, LOTE D, BLOCO B, to deliberate on the following Agenda:

a) Approve the settlements and transactions contemplated by the “Public Instrument of Transaction, Renunciation, and Settlement” (“Instrument of Settlement”), executed with Telemar Norte Leste S.A., Opportunity Fund, and Others, which depend on the approval of a General Meeting, also in compliance with the provisions contained in the Minutes of the Company’s General and Extraordinary Shareholders’ Meeting, held on April 28th 2006.

b) Define and provide instructions for the vote to be proffered by the Company at the Extraordinary Shareholders’ Meeting of Brasil Telecom S.A., to be held on May 29th 2008, at 02:00 p.m., pursuant to the respective Call Notice.

GENERAL INFORMATION:

All documents related to the Agenda items are available to the Company’s shareholders at the Company’s headquarters.
All powers of attorney shall be filed in the Company’s headquarters located in the city of Brasília, Federal District, at SIA Sul, ASP, Lote D, Bloco B – Legal Affairs Department, at least 2 (two) business days prior to the Shareholders’ Meeting.
Shareholders holding shares registered with a custodian agent who wish to attend the Extraordinary Shareholders’ Meeting must present a statement issued until 2 (two) business days prior to the Meeting, containing the ownership interest supplied by the custodian.

Brasília, April 28th 2008.

Sergio Spinelli Silva Junior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.